                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab MarketTrack Growth Portfolio II, which is part of Schwab Annuity Portfolios, (hereafter referred to as the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2006, and for the period from December 31, 2005 (date of our last examination) through May 31, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2006, and from December 31, 2005 (date of our last examination) through May 31, 2006, with respect to securities reflected in the investment account of the Fund.


SCHWAB ANNUITY PORTFOLIOS


/s/ Evelyn Dilsaver                              January 5, 2007
-------------------------------------            -------------------------------
Evelyn Dilsaver                                  Date
President and Chief Executive Officer





/s/ George Pereira                               January 5, 2007
-----------------------------------------        -------------------------------
George Pereira                                   Date
Principal Financial Officer and Treasurer

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of
Schwab Annuity Portfolios

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio II (which is part of Schwab Annuity Portfolios, hereafter referred to as the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2006, (without prior notice to management) and with respect to agreement of security purchases and sales, for the period from December 31, 2005 (date of our last examination), through May 31, 2006:

- Review of the Fund's underlying mutual fund investments at May 31, 2006 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Fund's custodian on such date;

- Confirmation of CSC's omnibus accounts for the underlying mutual fund investments at May 31, 2006 with Boston Financial Data Services ("BFDS");

- Review of CSC's reconciliation of their books and records of the omnibus accounts for the underlying mutual fund investments to the books and records of BFDS, at May 31, 2006, in all material respects;

- Agreement of the Fund's underlying mutual fund investments at May 31, 2006 recorded on the books and records of the Fund to the books and records of CSC.

- Confirmation with BFDS of total shares purchased and total shares redeemed for a sample of separate days during the period from December 31, 2005 through May 31, 2006, related to CSC's omnibus accounts for the underlying mutual fund investments.

- Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from December 31, 2005 through May 31, 2006 from the books and records of the Fund to the books and records of CSC.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2006 with respect to mutual fund investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
JANUARY 5, 2007

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1. Investment Company Act File Number:               Date examination completed:

             811-8314                                        May 31, 2006

2. State Identification Number:

AL              AK               AZ                  AR                 CA               CO
CT              DE               DC                  FL                 GA               HI
ID              IL               IN                  IA                 KS               KY
LA              ME               MD                  MA                 MI               MN
MS              MO               MT                  NE                 NV               NH
NJ              NM               NY                  NC                 ND               OH
OK              OR               PA                  RI                 SC               SD
TN              TX               UT                  VT                 VA               WA
WV              WI               WY                  PUERTO RICO

  Other (specify):

3. Exact name of investment company as specified in registration statement:

   SCHWAB ANNUITY PORTFOLIOS -- MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104